Exhibit 99.1

James Hardie Industries NV
ARBN 097 829 895
Incorporated in The Netherlands
21 December 2004	The liability of members is limited

Level 3
Mr Richard Hazjuk	22 Pitt Street
Companies adviser	Sydney NSW 2000 Australia
Australian Stock Exchange
20 Bridge Street	Tel: 61 2 8274 5246
SYDNEY 2000	Fax: 61 2 8274 5218
GPO Box 3935
Sydney NSW 2001 Australia

Request for Trading Halt

On behalf of James Hardie Industries NV (James Hardie, ticker symbol JHX), I request a trading halt in all securities of James Hardie from the commencement of trading today, Tuesday 21 December 2004.

In accordance with Listing Rule 17.1, I advise:

1.	The company has been concerned by leaks of information overnight in relation to the status of negotiations with the ACTU, the NSW Government and others in relation to the development of a long-term funding arrangement in relation to the asbestos liabilities of former James Hardie subsidiaries. The leaked information may not necessarily be freely and equally available to market participants, and concerns could therefore arise that sections of the market may be advantaged over others in relation to trading in the company’s securities by having privileged access to the information. The trading halt is requested to avoid this circumstance.

2.	The company will make an announcement later this morning in relation to those negotiations, at which time the trading halt could be lifted.

3.	It is requested that the trading halt remain in place until the company makes an announcement later this morning (due to be made at approximately 11.00am) in relation to those negotiations and long-term funding arrangements.

4.	James Hardie is not aware of any reason why the trading halt should not be granted.

If you have any questions concerning the above, please do not hesitate to contact Steve Ashe in Sydney on 8274 5246

Yours faithfully
/s/ Pim Vlot
Company Secretary

Pim Vlot
Company Secretary